UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2014.	Commission File Number: 001-14446

The Toronto-Dominion Bank

(Translation of registrant’s name into English)

c/o General Counsel’s Office

P.O. Box 1, Toronto Dominion Centre,

Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On August 1, 2014, The Toronto-Dominion Bank (the “Bank”) entered into a Distribution Agreement (the “Distribution Agreement”) between the Bank and TD Securities (USA) LLC, as agent, relating to the offer and sale from time to time of the Bank’s Senior Debt Securities (the “Notes”).

The Distribution Agreement is being filed as Exhibit 99.1 to this report. This Report on Form 6-K and the exhibit hereto are incorporated by reference as exhibits to the Bank’s Registration Statement on Form F-3 which was originally filed with the Securities and Exchange Commission on July 11, 2014 (File No. 333-197364).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: August 1, 2014	By:	/s/ Philip Moore
	Name:	Philip Moore
	Title:	Senior Vice President, Deputy General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	Distribution Agreement, dated August 1, 2014, between The Toronto-Dominion Bank and TD Securities (USA) LLC, as Agent.